Exhibit 99.2

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM ANNOUNCES AGREEMENT TO ACQUIRE TWO HANDYSIZE DRY BULK CARRIERS

Athens, Greece, February 17, 2023 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) announced today that it has entered into agreements to acquire two handysize drybulk carriers, built in Japan at Nakai Zosen in 2012 and at Shin Kurushima Onishi in 2013 respectively, with an aggregate capacity of approximately 71,000 dwt, from entities affiliated with our Chief Executive Officer, for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock (the “Series C Convertible Preferred Stock”). Delivery of the vessels on a charter-free basis, and closing of the transactions, is expected by the end of March 2023.

The Series C Convertible Preferred Stock has a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Convertible Preferred Stock at the Company’s election, and is convertible, at the holder’s option, after the six-month anniversary of issuance into shares of the Company’s common stock at a conversion price equal to the lower of $0.50 and the ten-day volume weighted average price of the common stock. The transaction was approved by a committee comprised of independent directors, which received a fairness opinion from an independent financial advisor in connection with the issuance of the Series C Convertible Preferred Stock in the transaction.

ABOUT IMPERIAL PETROLEUM INC.

Imperial Petroleum Inc. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels; five M.R. product tankers, one Aframax oil tanker, two Suezmax tankers and four Handysize dry bulk carriers two of which will be delivered by end of March 2023. Following these deliveries, the Company’s fleet will have a capacity of 808,000 deadweight tons (dwt). Imperial Petroleum Inc.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP”, respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the completion of the acquisition the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

00-30-210-6250-001

E-mail: fs@Imperialpetro.com

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